December 16, 2024

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Matthew D. Preston
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

        Re: Intrepid Potash, Inc.
            Registration Statement on Form S-3
            Filed March 7, 2024
            File No. 333-277761
Dear Matthew D. Preston:

      It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or
      file a request for withdrawal.
       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the
Act.

        Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation